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VIA EDGAR

Mr. Tim Buchmiller

United States Securities and Exchange

Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street N.E.

Washington, D.C. 20549

RE:	Nutrition & Biosciences, Inc. Registration Statement on Form
S-4/S-1 Filed May 7, 2020 (File No. 333-238089)

Dear Mr. Buchmiller:

On behalf of Nutrition & Biosciences, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on the Company’s registration statement on Form S-4/S-1 filed with the Commission on May 7, 2020 (the “Registration Statement”) contained in your letter dated June 5, 2020 (the “Comment Letter”), we are submitting this letter containing responses to the Comment Letter. An amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof. To the extent that comments to the Registration Statement are applicable to disclosure in the registration statement on Form S-4 (Reg. No. 333-238072) or Preliminary Proxy Statement on Schedule 14A filed by International Flavors & Fragrances Inc. (“IFF”) on May 7, 2020, IFF will revise such documents accordingly and is filing them via EDGAR substantially concurrently to the submission of Amendment No.1.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response. Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein shall have the same meaning set forth in Amendment No. 1.

Mr. Tim Buchmiller

June 23, 2020

Explanatory Note, page 1

1.	Please advise us in your response letter under what circumstances the filing persons would not elect to offer all shares of N&B common stock for exchange in the Exchange Offer.

Response: Even outside of the context of a Reverse Morris Trust transaction, a company divesting a business by way of distributing its shares to its existing stockholders (the “Parent”) must determine whether to distribute the shares of the company holding that business (the “Newco”) by way of a pro rata distribution to its stockholders (commonly referred to as a spin-off) or by way of an exchange offer (commonly referred to as a split-off). In connection with such a determination, the Parent often considers, among other things, the potential benefits of distributing shares of the Newco to all of the Parent’s stockholders, on a pro rata basis, versus allowing the Parent’s stockholders to choose whether and how much of the shares of Newco to receive, the potential benefits for the Parent (and by virtue of that, its stockholders) of a repurchase of the Parent’s shares through the exchange offer mechanism, any tax implications for stockholders and overall market conditions and expectations, including, but not limited to market interest in an exchange offer.

Additionally, in connection with any split-off exchange offer not involving a Reverse Morris Trust transaction, it is not uncommon for the Parent to only offer a portion of the shares of the Newco in the exchange offer. In these instances, the Parent generally concludes that it is in the best interest of Parent and its stockholders to issue a portion of the Newco’s shares in an initial public offering for cash and then offer the remainder to the Parent’s stockholders in an exchange offer for the Parent’s shares. In these circumstances the Parent must determine, among other things, how much it desires to decrease its outstanding share count, its cash needs and, most importantly, market interest in an exchange offer versus an initial public offering. In particular, while all such exchange offers, even for a portion of the Newco’s shares, contain the option for a pro-rata distribution to the Parent’s stockholders if the exchange offer is undersubscribed (a “clean up spin-off”), implicit in the Parent’s decision to undertake an exchange offer is a conclusion based on the aforementioned analysis that the most value accretive way to distribute the Newco’s shares to the Parent’s stockholders is an exchange offer and not a pro-rata distribution. To facilitate the goal of a fully subscribed exchange offer the Parent must further consider the appropriate premium to offer to increase the likelihood of a fully subscribed exchange offer. We further note that, based on analysis of the advisors of DuPont de Nemours, Inc. (“DuPont”), it appears that most split-off exchange offers, whether in the context of a Reverse Morris Trust transaction or otherwise (including where only a portion of Newco shares are offered), are fully subscribed and do not result in a clean up spin-off, which is consistent with the presumed desire of Parents in those circumstances to achieve that result as evidenced by their choice to pursue a split-off rather than a spin-off and offer a premium to incentivize participation.

Mr. Tim Buchmiller

June 23, 2020

As a general matter, DuPont continues to consider, and has not concluded, whether to distribute the shares of the Company by way of a pro rata spin-off, a split-off exchange offer or a combination of both (i.e., a partial exchange offer). DuPont notes that its decision on the overall form of distribution will in part be driven by market conditions as they exist closer to the time of the planned distribution. DuPont’s board of directors, working with DuPont management and DuPont’s financial advisors, currently expects to determine the form of distribution some time in the fourth quarter of 2020. While DuPont is considering the potential benefits of an exchange offer, DuPont continues to strongly believe in the value being created by the proposed transaction with IFF, and is in part interested in an approach that would allow for DuPont to share the benefits of the transaction broadly among its stockholders while also realizing any benefits that may be available from conducting an exchange offer. Similarly, while DuPont is interested in sharing the value of the proposed transaction broadly with all of its stockholders, DuPont recognizes that there may be a desire amongst certain of its stockholders to participate in the proposed transaction on a larger than pro rata basis. Lastly, DuPont has noted that the equity value attributable to the business of the Company as a percentage of DuPont’s equity value is substantially higher than precedent split-offs in the Reverse Morris Trust context, such that, notwithstanding any premium offered by DuPont in an exchange offer, there may be a higher likelihood, versus such precedent transactions, that an exchange offer for all of the Company’s shares would not be fully subscribed. Based on the foregoing, and the fact that split-off exchange offers outside of the Reverse Morris Trust context routinely elect to only offer a portion of the Newco’s shares in the exchange offer, DuPont is considering, should it conduct the distribution as an exchange offer, whether it would be beneficial to DuPont and its stockholders to only offer a portion of the Company’s shares in such exchange offer, with the remainder to be distributed in a pro rata spin-off. While DuPont believes an offering of a portion of the Company’s shares is consistent with precedent split-off exchange offers outside of the Reverse Morris Trust context, and the potential for a spin-off following an exchange offer is a feature of all exchange offers and is a feature of all disclosures regarding exchange offers (including in the Reverse Morris Trust context), DuPont notes to the Staff that it is not aware of any other split-off exchange offer in the context of a Reverse Morris Trust transaction being conducted on a partial basis. Moreover, DuPont and its advisors have concluded that, despite the lack of precedent, the Reverse Morris Trust transaction structure is in no way incompatible with a partial split-off exchange offer. Given this, in order to assist the Staff in its review, DuPont’s initial draft of the Registration Statement for the Company, as well as the amended version filed as of the date hereof, are drafted on the basis of an exchange offer where only a portion of the shares of the Company would be offered and the remainder would be distributed pro rata in a spin-off. We note further, however, that DuPont may still elect, even in light of the foregoing, to simply conduct an exchange offer in the same form as precedent Reverse Morris Trust transactions and, if it elects to do so, it will amend its disclosure in a subsequent amendment filed prior to the effectiveness of the registration statement of the Company.

Mr. Tim Buchmiller

June 23, 2020

Opinions of IFF’s Financial Advisors, page 47

2.

In an appropriate location, please disclose why the IFF board retained two financial advisors to render fairness opinions. In this regard, please clarify whether there were any material differences in the scope of the engagements or in the instructions given to each of the IFF financial advisors.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 192-193 of Amendment No. 1 to disclose the reasoning for IFF’s retention of two financial advisors, and the scope of the engagements and instructions given to each of the IFF financial advisors.

3.

We note that the opinion of each IFF financial advisor is dated December 15, 2019. Given the passage of time, please include risk factor disclosure discussing any material risks arising from investors’ potential reliance on these opinions in evaluating the proposed transactions, or advise us why you would not consider such disclosure to be material.

Response: The Company acknowledges the Staff’s comment and advises the Staff that additional disclosure has been included on pages 60-61 of Amendment No. 1.

Risk Factors, page 56

4.

We note the public statements by senior management of IFF around the time of the announcement of the proposed transactions that IFF may conduct an equity offering after the consummation of the transactions in order to reduce the debt of the combined companies. Please revise to include appropriate disclosure regarding any known equity offering, including risk factor disclosure regarding any potential dilution from such an offering. Please also clarify the extent to which the restrictions described in the last risk factor on page 58 would restrict IFF’s ability to raise equity in the two years following the Distribution.

Response: IFF acknowledges the Staff’s comment and advises the Staff that no such equity offering is currently contemplated or expected by IFF. IFF previously issued an Investor FAQ, which was filed with the Commission on Form 425 on December 17, 2019, clarifying that no such equity offering is expected to be necessary in order to reduce the debt of the combined company following the closing of the Transactions.

In order for the spin-off or the exchange offer of N&B to be tax-free to DuPont, there is a requirement that less than 50% of the N&B stock can be “acquired” as part of a “plan” (both terms are defined with reference to the relevant tax rules) related to the spin-off or the exchange offer. IFF’s acquisition of N&B pursuant to the Merger generally will be

Mr. Tim Buchmiller

June 23, 2020

treated as an acquisition of N&B stock pursuant to a plan to the extent of the indirect ownership of N&B obtained by IFF shareholders pursuant to the Merger. Shares of IFF issued in the two years after the Merger to the public, or as acquisition consideration, generally also will be treated as part of such a “plan”, and under the Tax Matters Agreement shares that would cause such a 50% acquisition to occur cannot be issued without the consent of DuPont. It is expected that no such IFF shares will be issued in the two years after the Merger.

The Distribution could result in significant tax liability..., page 59

5.

Please revise this risk factor to briefly define the term “Spinco Tainting Act” and to clarify the actions of N&B and IFF that would require those parties to indemnify DuPont. Please expand your discussion of DuPont’s potential tax liability and IFF’s indemnification, by way of example or otherwise, to provide investors with adequate information to evaluate the magnitude of this risk.

Response: In response to the Staff’s comment, we have revised the disclosure in this risk factor (on pages 62-63 of Amendment No. 1) to include a definition for “Spinco Tainting Act” and to clarify the actions of N&B, IFF and their affiliates that would require N&B and IFF to indemnify DuPont. The potential magnitude of DuPont’s tax liability and IFF’s indemnification in the event that the Distribution or certain aspects of the Separation fail to qualify for nonrecognition treatment is difficult to quantify and will depend on facts not known or knowable at this time or at the time of the Distribution. For example, the amount of any liability would depend on which particular Separation transactions (for example, internal vs. external) did not qualify for nonrecognition treatment, the fair market value of the relevant stock or assets affected at that time, and the relevant basis in these relevant stock or assets, among other matters.

The combined company’s business, financial condition and results of operations..., page 66

6.

We note your disclosure that some contracts that DuPont or its subsidiaries are a party to on behalf of the N&B Business require consents of third parties to assign them to N&B in connection with the Transactions and there can be no assurance that DuPont, N&B or IFF will be able to obtain those consents or enter into new agreements with respect to those contracts if consents are not obtained. Please describe any material contracts for which consents may not be obtained and disclose with more specificity how not obtaining consents for those contracts would materially impact the business and financial conditions of the combined companies.

Response: We have revised the disclosure on page 70 of Amendment No. 1 in response to the Staff’s comment.

Mr. Tim Buchmiller

June 23, 2020

The combined company will have a substantial amount of indebtedness following the Transactions..., page 68

7.

Please expand your risk factor to discuss, as applicable, risks associated with IFF carrying high amounts of debt such as downward pressure on IFF’s stock price and compliance with the step downs in the leverage ratios described in the first paragraph on page 260. Additionally, please discuss the risks attendant to deleveraging IFF following the Transactions, such as such actions may limit amounts available for dividends or share repurchases.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 72 of Amendment No. 1.

Cautionary Statement Concerning Forward-Looking Statements, page 90

8.

We note the disclosure in the first sentence of the first paragraph on page 90. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov. Please revise the disclosure and refrain from referring to such safe harbor provisions in any future communications relating to the exchange offer.

Response: We have revised the disclosure on page 95 of Amendment No. 1 in response to the Staff’s comment.

Conditions to Consummation of the Exchange Offer, page 106

9.

We note the disclosure in the second to last paragraph on page 107 relating to the offeror’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the offeror fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the offeror decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). For example, refer to the conditions on page 107 referring to (i) the yet-to-be-enumerated percentage decline in the Dow Jones Industrial Average or the S&P 500 Index, (ii) the existence or continuation of a national or regional calamity (in light of recent events) or (iii) a material deterioration of such conditions. Depending on the materiality of the waived condition and the number of days remaining in the offer, the offeror may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the offeror should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the offeror’s understanding on both points in your response letter.

Response: We confirm our understanding of the Staff’s position in the Staff’s comment.

Mr. Tim Buchmiller

June 23, 2020

Directors and Officers of IFF Before and After the Transactions, page 112

10.

Please ensure that you have included the information required by Form S-4 Item 18(a)(7) for each person who will serve as a director or an executive officer of IFF after the consummation of the transactions and file any consents as required by Securities Act Rule 438.

Response: We have revised the disclosure on pages 118-124 of Amendment No. 1 in response to the Staff’s comment and have filed as attachments to Amendment No. 1 the consents required by Securities Act Rule 438.

DuPont Dividend Policy, page 124

11.

Please disclose if DuPont expects to maintain its current dividend after the Separation and completion of the Merger. If any known changes in DuPont’s dividend would be material to an investment decision with respect to the Exchange Offer, please add appropriate disclosure under “Questions and Answers about the Exchange Offer.” Additionally, under an appropriate heading, disclose any conflicts of interest DuPont may have with respect to encouraging participation in the Exchange Offer, e.g., if material, to reduce its shareholder base.

Response: We have revised the disclosure on page 133 of Amendment No. 1 in response to the Staff’s comment regarding DuPont’s dividend policy.

We respectfully advise the Staff that should DuPont’s management and Board determine to distribute the N&B Business by means of a split-off exchange offer they will select such transaction structure only after determining that so proceeding is in the best interests of both DuPont and its stockholders. We further advise the Staff that no member of DuPont’s management or Board will have any material interest in the success of any such exchange offer which may be pursued, other than the interests of DuPont and its stockholders generally in the successful completion of a transaction which, if it is undertaken, has been determined to be in the interests of DuPont and its stockholders. Consequently, DuPont does not believe there are any material conflicts of interests of DuPont, or its management or Board, with respect to encouraging participation in the Exchange Offer.

For instance, with respect to changes in DuPont’s share count as a result of a split-off exchange offer, as the Staff is aware, a decrease in DuPont’s share count in connection with a split-off exchange offer could potentially result in an increase to DuPont’s earnings

Mr. Tim Buchmiller

June 23, 2020

per share (“EPS”). While this effect is generally more common in a share buyback for cash, where a company’s earnings-producing assets are unaffected by the transaction but its share count is diminished, rather than a split-off exchange offer (due to the fact that in a split-off the company while decreasing its share count is also divesting itself of earnings-producing assets), an increase in DuPont’s EPS as a result of the Exchange Offer is nonetheless possible. Despite the fact that EPS could increase in this way, DuPont respectfully informs the Staff that it expects any such increase in EPS solely as a result of the decrease in shares in connection with the split-off exchange offer would not have any material impact on the compensation of DuPont’s directors or officers. Specifically, as disclosed in DuPont’s Compensation Discussion & Analysis in its most recent proxy for its annual meeting, DuPont presently has one compensation program, the 2020 short-term incentive program (the “2020 STIP”), which relies on a portfolio of metrics including metrics related to earnings per share in evaluating performance. We respectfully advise the Staff that we do not expect any compensation delivered by the 2020 STIP to be impacted by any decrease in DuPont’s share count in connection with the Exchange Offer because any such compensation will be based on results for fiscal year 2020 and the parties expect to close the transaction during the first quarter of 2021. As such, any potential impact on DuPont’s earnings per share metrics related to a decrease in DuPont’s share count will not be related to the fiscal year for which performance is relevant to the 2020 STIP. In addition, we further advise the Staff that, even if the transactions were to close earlier, DuPont’s People and Compensation Committee has explicit discretion to adjust compensation and benefits in connection with significant mergers and acquisitions. With respect to any compensation and benefits for fiscal year 2021, in connection with its general role in establishing compensation and benefits and the aforementioned explicit discretion in connection with significant mergers and acquisitions, DuPont’s People and Compensation Committee would also expect to take into account any impacts of the transactions with IFF (regardless of whether or not the Distribution is structured as a spin-off or a split-off exchange offer (or a combination of both) and whether relating to a reduction in share count or otherwise), if any, in approving any short-term incentive or other compensation plan (including those that would rely on EPS) for fiscal year 2021. Moreover, focusing beyond the impact of any split-off exchange offer on share count and considering the impact of any such transaction on the identity of DuPont’s stockholders, DuPont respectfully advises the Staff that its decision to conduct a split-off exchange offer, if made, will not be undertaken to affect or change the composition of its stockholder base.

Mr. Tim Buchmiller

June 23, 2020

Unaudited Condensed Combined Pro Forma Information of IFF and the N&B Business, page 129

12.

We note you have determined that IFF is the legal and accounting acquirer and that it will own 44.6% of the combined company. Further, the combined company’s board of directors has seven members from IFF and six from DuPont until 2022. Finally, the combined company’s CEO will be IFF’s chairman and CEO, but the other members of the management team have not been set. Please provide us with a detailed analysis of how you determined that the transaction qualifies as a reverse merger with IFF being the accounting acquirer, including specific references to all of the guidance in ASC 805-10-55-10 to 55-15.

In response to the Staff’s comment, set forth below is a summary of IFF’s analysis of the considerations for determining IFF is the accounting acquirer in accordance with ASC 805.

ASC 805-10-25-4 states that for each business combination, one of the combining entities shall be identified as the acquirer. ASC 805-10- 25-5 indicates that the existence of a controlling financial interest shall be used to identify the acquirer. However, if a business combination has occurred and applying the guidance in ASC 805-10-25-5 does not clearly indicate which of the combining entities is the acquirer, then the factors in paragraphs 805-10-55-11 through 805-10-55-15 shall be considered in making that determination. Because there is no clear indication of which of the combining entities is the acquirer based on ASC 805-10-25-5, we applied the factors in paragraphs 805-10-55-11 through 805-10-55-15 in making a determination of the accounting acquirer. The analysis of each of these factors is noted below.

We respectfully advise the Staff that the accounting acquirer analysis has been made based on current facts and circumstances. We acknowledge the determination of the acquirer is made at the acquisition date. Currently there are no foreseeable circumstances that would change the conclusion. However, we will continue to monitor for substantive changes in facts and circumstances through the acquisition date and will incorporate any relevant changes to our conclusion as of the acquisition date.

ASC 805-10-55-11

In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

The Merger will be effected through the exchange of equity interests. Although IFF will not pay cash directly to DuPont in connection with the acquisition of the N&B Business, immediately prior to the Merger the business will incur debt of approximately $7.5bn and pay the proceeds to DuPont via a dividend, net of certain transaction expenses. Since IFF shareholders will effectively be responsible for 44.6% of the debt obligation with none of the debt proceeds, IFF believes that the incurrence of debt is an indicator that favors IFF as the accounting acquirer.

ASC 805-10-55-12

In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests.

In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (IFF in this case) is usually the acquiring entity.

We believe that this is a strong indicator in determining the accounting acquirer, as IFF is legally issuing its equity interests as consideration for the Merger.

Mr. Tim Buchmiller

June 23, 2020

In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following as outlined in ASC 805-10-55-12.

ASC 805-10-55-12a

The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

In practice, as the ratio of relative voting rights in the combined entity deviates further from 50/50, entities place increasing weight on this factor as an indicator of which combining entity is the accounting acquirer.

As a combined entity, the precombination group of owners of the N&B Business will have 55.4% of the voting rights in IFF on a fully diluted basis. The precombination group of owners of IFF will have 44.6% of the voting rights in IFF. There are no unusual or special voting arrangements or options, warrants, or convertible securities included in the Merger.

This factor favors the N&B Business, however, given the proximity of the relative voting rights 55.4%/44.6%, and the fact that voting control is mitigated by the fragmented stockholder base of IFF and N&B Business (see analysis at 55-12b below), this factor is not a strong indicator in determining the accounting acquirer.

ASC 805-10-55-12b

The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

In practice, as the percentage of voting interests held by a single owner or organized group of owners increases, entities place additional weight on this factor as an indicator of which combining entity is the accounting acquirer, particularly if the voting interest includes additional rights beyond voting (e.g., entitlement to one or more positions on the combined entity’s governing body).

As a result of the transaction, there will be no large single minority voting interest in the combined entity as no shareholder is expected to have a greater than 12% holding in the combined entity. The shareholders of the combined entity are expected to be widely dispersed.

Mr. Tim Buchmiller

June 23, 2020

This factor favors neither entity and is not an indicator in the determination of accounting acquirer.

ASC 805-10-55-12c

The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Effective as of the closing of the Merger, until the 2022 IFF annual meeting, the governing body of IFF will consist of 13 directors in total, comprised of seven current IFF directors selected by the IFF board of directors and six individuals selected by the DuPont board of directors. At the 2022 annual meeting, the IFF board of directors will take all actions necessary to set the size of the IFF board of directors at 12 members, and to include (i) DuPont’s six designated directors (or any replacements thereof) and (ii) six of IFF’s current directors (or any replacements thereof) as nominees to serve a full new term on IFF’s board of directors, and thereafter, will be nominated annually based on IFF’s standard corporate practice and the requirements of its organizational documents. Until the second annual meeting of IFF shareholders that occurs after consummation of the Merger, (i) if a vacancy is created by the cessation of service of any DuPont designated director, then the remaining DuPont designated directors then in office will designate a replacement by a majority vote, even if less than a quorum, or by a sole DuPont designated director; and (ii) if a vacancy is created by the cessation of service of any IFF director, then the remaining IFF directors then in office will designate a replacement by a majority vote, even if less than a quorum, or by a sole remaining IFF director. The annual election will be in accordance with accepted corporate practice, with directors nominated by a nominating committee and then elected by the shareholders of the combined company. A shareholder or group of shareholders (up to 20) who have owned at least three percent of IFF common stock for at least three years may submit director nominees, limited on an annual basis to 20% of the number of directors in office as of the last day on which such nominations may be submitted, for inclusion in IFF’s proxy statement if the nominating stockholder(s) satisfies the requirements specified in the bylaws.

In accordance with current IFF Bylaws and current Certificate of Incorporation, each director is entitled to one vote, and decisions are made by simple majority. The only instance of a required supermajority of directors is in the case of the removal and replacement of a director, which requires a two-thirds vote in either case. There are no special veto rights held by the six DuPont-designated directors. However, if there is a tie vote after the 2022 annual meeting, the six DuPont-designated directors could cause a tie vote and there is no mechanism to break the tie. Additionally, the CEO, confirmed to be the current IFF CEO, will have the authority to run the day-to-day operations of the corporation.

The current Bylaws and current Certificate of Incorporation are expected to be carried forward unaltered, other than for those changes necessary to implement the governance structure set forth in the Merger Agreement.

The committees of the board, including the nominating and governance committee, are expected to function similarly to their current constitution. The members and chairs of the committees are elected by the entire board. The chairs of these committees will hold power under existing IFF Committee Charters, which are typical powers for the type of committee indicated. The nominating and governance committee is responsible for (1) developing criteria for board membership and identifying, assessing and recommending Board nominees for election; (2) reviewing the size and composition of the board and board committees; (3) developing and conducting board and board committee evaluations; (4) overseeing CEO evaluations and establishing CEO annual performance goals; (5) CEO succession planning; (6) monitoring and making recommendations to the Board with respect to corporate governance issues; and (7) reviewing and approving related party transactions. At this point, it is not known which individuals will chair or be appointed to each committee upon consummation of the Merger.

Mr. Tim Buchmiller

June 23, 2020

This factor favors IFF as the accounting acquirer. Given IFF has majority in the governing body until the 2022 annual meeting, there are factors to support IFF’s influence over the governing body for at least a period of time (i.e., due to the number of votes tied to an IFF appointed director, IFF would not be subject to any “kick-out” vote by DuPont directors). In 2022, the board composition will be split between the combining companies. Given that IFF board members will comprise a majority of the board after the Merger and the Merger does not provide for DuPont or its shareholders to obtain a majority of the board, we believe this factor is an indicator in IFF’s favor in the determination of the accounting acquirer.

ASC 805-10-55-12d

The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

When evaluating the composition of senior management, entities should consider the chief executive officer, the chief operating officer, the chief financial officer, and members of the executive committee, if one exists. Entities may also consider other positions such as division heads, if they represent senior management, on the basis of the organizational structure and the nature of the combined entity’s business. Typically, the roles and responsibilities of each position are more important in the evaluation than the relative number of senior management positions taken by the combining entity’s former management.

Effective as of the closing of the Merger, Andreas Fibig will continue as the Chief Executive Officer (“CEO”) of the combined entity. Additionally various members of existing IFF senior management will continue to serve as executive officers of the combined company following the completion of the Merger; including the following positions; Chief Financial Officer (“CFO”), President of Scent, Co-President of Taste, Food & Beverage and Chief HR Officer. Certain existing N&B Business employees will also continue in various roles within the combined company following the completion of the Merger, including Presidents of Pharma Solutions and Health & Biosciences, Co-President of Taste, Food & Beverage and Finance & Corporate Strategy. Taste, Food & Beverage, Scent, Health & Biosciences, and Pharma Solutions are expected to account for approximately 55%, 17%, 21% and 7% of the combined company’s net sales based on the pro forma 2019 net sales of the combined company.

IFF considered the seniority of the senior management positions of the combined entity. We believe the seniority of the various management positions should be given greater weight over the actual number of positions (i.e., number of members of senior management overseeing the business units from IFF versus the N&B Business) in the determination

Mr. Tim Buchmiller

June 23, 2020

of the composition of senior management. As such, IFF will place greater weight on the seniority of the IFF CEO who will be overseeing the management of the various business units of the N&B Business. In addition, it should also be noted that the actual number of IFF designated members of senior management expected to oversee the N&B Business units and operational functions exceeds the number of DuPont designated members as evidenced in the table below.

#	Name	Previous Role	New Role
1	Andreas Fibig	IFF – Chairman and CEO	Chairman and CEO

2	Rustom Jilla	IFF – CFO	Executive Vice President, Chief Financial Officer

3	Matthias Haeni	IFF – Divisional CEO, Taste	Co-President, Taste, Food & Beverage

4	Nicolas Mirzayantz	IFF – Divisional CEO, Scent	President, Scent

5	Greg Yep	IFF – EVP, Chief Global Scientific & Sustainability Officer	Executive Vice President, Global Integrated Solutions Officer

6	Greg Soutendijk	IFF – Head of Corporate Development	Senior Vice President, Commercial Excellence

7	Susana Suarez Gonzalez	IFF – EVP, Chief HR Officer	Executive Vice President, Chief Human Resources and Diversity & Inclusion Officer

8	Francisco Fortanet	IFF – EVP, Operations	Executive Vice President, Global Operations Officer

9	Vic Verma	IFF – SVP and CIO	Executive Vice President, Chief Information Officer

10	Michael DeVeau	IFF – Investor Relations & Communications Lead	Senior Vice President, Chief Investor Relations & Communications Officer

11	Anne Chwat[1][h]	IFF – EVP, General Counsel and Corporate Secretary	Executive Vice President, General Counsel and Corporate Secretary

12	Amy Byrick	N&B – Platform Leader, Food & Beverage	Co-President, Taste, Food & Beverage

13	Simon Herriott	N&B – Platform Leader, Health & Biosciences	President, Health & Biosciences

14	Angela Strzelecki	N&B – Platform Leader, Pharma Solutions	President, Pharma Solutions

15	Angela Naef	N&B – Global Technology & Innovation Lead	Executive Vice President, Chief Research & Development Officer

[1]

Ms. Chwat has announced her retirement from IFF in early 2021. Ms. Chwat has agreed to remain with the combined company for a period following the consummation of the transaction to work with Jennifer Johnson (N&B) to ensure a smooth integration and transition.

Mr. Tim Buchmiller

June 23, 2020

#	Name	Previous Role	New Role

16	Etienne Laurent	N&B – Divisional CFO	Senior Vice President, Finance & Corporate Strategy

17	Jennifer Johnson	N&B – Legal	Executive Vice President, General Counsel

We believe that this is a strong indicator in determining the accounting acquirer as the number and nature of the senior management positions of the combined entity to be held by members of existing IFF senior management.

ASC 805-10-55-12e

The terms of the exchange of equity interests, the acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

Because the N&B Business is not publicly traded and is a component of a larger entity, we believe that the determination of whether IFF paid a premium over the precombination fair value of the equity interests of the N&B Business is inherently less objective. Accordingly, IFF did not perform a calculation of any premium over the pre-combination fair value of the equity interest of the combining entity. Therefore, this factor is not an indicator in the determination of accounting acquirer.

This factor favors neither entity and no weight is attributed to this factor in determining the accounting acquirer.

Mr. Tim Buchmiller

June 23, 2020

ASC 805-10-55-13

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

We performed an analysis of relative size comparing total assets, total assets less goodwill and intangibles, revenue, stockholders’ equity/member’s interest, and net income (loss) as of and for the year ended December 31, 2019 and as of and for the three months ended March 31, 2020 for IFF and the N&B Business, as illustrated in the table below.

12 months ended December 31, 2019
	IFF[2]	N&B Business[3]
Revenues	5,140	6,076
Net income (loss)	460	(472)
Total Assets	13,287	21,539
Total Assets (less: Goodwill and Intangibles)	4,938	5,966
Stockholder’s equity/member’s interest (deficit)	6,230	19,276
Operating cash flows	699	674

3 months ended March 31, 2020
	IFF[4]	N&B Business[5]
Revenues	1,347	1,551
Net income (loss)	127	(160)
Total Assets	12,689	21,051
Total Assets (less: Goodwill and Intangibles)	4,744	5,982
Stockholders’ equity/member’s interest (deficit)	5,828	18,838
Operating cash flows	17	156

Based on our analysis, the revenues of the N&B Business were approximately 18% and 15% larger than IFF as of the year ended December 31, 2019 and the quarter ended March 31, 2020, respectively. The total assets of the N&B Business were approximately 62% and 66% larger than IFF, as of December 31, 2019 and March 31, 2020, respectively. However, if reflected net of goodwill and intangibles, total assets of the N&B Business were 21% and 26% larger than IFF, as of December 31, 2019 and March 31, 2020, respectively. While this makes the N&B Business the larger entity, the above-mentioned metrics between IFF and the N&B Business are not significantly larger.

This factor favors the N&B Business, however, as neither entity is significantly larger than the other, this is not a strong indicator in determining the accounting acquirer.

[2]	Source: International Flavors & Fragrances 2019 10-K.
[3]	Source: Annual N&B Combined Financial Statements.
[4]	Source: International Flavors & Fragrances 2020 Q1 10-Q.
[5]	Source: Interim N&B Combined Financial Statements.

Mr. Tim Buchmiller

June 23, 2020

ASC 805-10-55-14

In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

A detailed description of the background of the merger discussions can be found in the section titled “Background of the Merger”. IFF expressed an interest in partnering with DuPont for the Merger of its N&B Business. At the same time, DuPont conducted its own thorough due diligence and bidding process involving several potential partners leading up to the selection of IFF as the preferred strategic partner for the N&B Business. This bidding process ensured DuPont would receive the most competitive pricing offer for the N&B Business.

Overall, while DuPont had control of the process for selling the N&B Business, ultimately IFF had a track record of approaching DuPont and a well-considered strategy for acquiring the N&B Business. This factor favors IFF in determining the accounting acquirer.

ASC 805-10-55-15

A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

A detailed description of the background of the entities involved in the Merger can be found in the section titled “The Companies”.

Merger Sub I was formed by IFF to effect the business combination between IFF and the N&B Business. Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger, Merger Sub I will merge with and into N&B. As a result of the Merger, the separate corporate existence of Merger Sub I will terminate and N&B will continue as the surviving corporation and a wholly-owned subsidiary of IFF.

Merger Sub I as a subsidiary of IFF and was not created to issue equity interests to effect the business combination, or to transfer cash or other assets or incur liabilities in the Merger. As a result, ASC 805-10-55-15 is not applicable to our analysis and one of the existing combining entities should be determined to be the acquirer in a business combination involving the issuance of equity interests by a newly formed entity.

Mr. Tim Buchmiller

June 23, 2020

We concluded this is not an indicator in determining the accounting acquirer.

Other Considerations

In addition to consideration of the factors provided in ASC 805-10-55-11 through 55-15, we evaluated other qualitative evidence currently known, such as the name that is to be used for the combined entity, as well as the location of the combined entity’s headquarters. The combined entity will operate under the IFF name and at the IFF headquarters in New York City. No re-branding of IFF is expected. While this consideration favors IFF, this is not a strong indicator in the determination of the accounting acquirer.

Overall Accounting Acquirer Conclusion

The following table summarizes the conclusion for each potential indicator in the accounting acquirer determination:

Paragraph	Factor	Indicator	Favors IFF	Favors the N&B Business	Favors Neither
ASC 805-10-55-11	Consideration of cash payment/incurrence of debt	Moderate	X
ASC 805-10-55-12	Entity issuing equity interests	Strong	X
ASC 805-10-55-12(a)	Relative voting rights	Moderate		X
ASC 805-10-55-12(b)	Large minority interest	N/A			X
ASC 805-10-55-12(c)	Composition of governing body	Moderate	X
ASC 805-10-55-12(d)	Composition of senior management	Strong	X

Mr. Tim Buchmiller

June 23, 2020

Paragraph	Factor	Indicator	Favors IFF	Favors the N&B Business	Favors Neither
ASC 805-10-55-12(e)	Payment of premium over precombination fair value	N/A			X
ASC 805-10-55-13	Relative size of precombination entities	Moderate		X
ASC 805-10-55-14	Initiating party	Moderate	X
ASC 805-10-55-15	New Entity	N/A			X
N/A	Other considerations (combined entity name, headquarters, brand usage, etc.)	Moderate	X

ASC 805 does not provide for a hierarchy among the potential indicators identified for consideration. After considering all pertinent facts, reviewing the criteria outlined in ASC 805 and conducting the relevant analysis, we concluded that IFF is the accounting acquirer in the Transactions.

IFF’s conclusion is based primarily upon the following facts: (1) seven of thirteen members of the board of directors positions in the combined entity will be determined by IFF through 2022, (2) the current CEO and CFO of IFF as noted above will continue as CEO and CFO of the combined company after the Merger and (3) IFF is issuing its equity interests as consideration for the Merger. The above facts are deemed to outweigh the fact that the pre-Merger holders of shares of the N&B Business common stock that receive shares of IFF common stock in the Merger will in the aggregate own a majority of IFF common stock on a fully diluted basis and associated voting rights after the Merger. As a result of the identification of IFF as the acquirer, IFF will apply the acquisition method of accounting to the assets acquired and liabilities assumed of the N&B Business upon consummation of the Merger. Upon consummation of the Merger, the historical pre-acquisition financial statements will reflect only the operations and financial condition of IFF.

We advise the Staff that the accounting treatment analysis disclosed on pages 239-240 focuses on those facts and circumstances that were deemed pertinent to the determination of the accounting acquirer.

Mr. Tim Buchmiller

June 23, 2020

Note 6. Estimated Preliminary Purchase Consideration, page 140

13.	Please tell us and revise the filing to disclose how you determined the 6.3 million shares issuable upon conversion of the TEU included in the calculation of IFF’s fully diluted common stock.

Response: In response to the Staff’s comment, IFF respectfully advises the Staff that IFF has issued and sold 16,500,000, 6.00% tangible equity units (“TEUs”). Each TEU is comprised of: (i) a prepaid stock purchase contract (“SPC”) to be settled by delivery of a specified number of shares of IFF common stock, and (ii) a senior amortizing note, with an initial principal amount of $8.45 and a final installment payment date of September 15, 2021. Unless settled early at the holder’s or IFF’s election, each SPC will automatically settle on September 15, 2021 for a number of shares of common stock per SPC based on the 20 day volume-weighted average price (“VWAP”) of IFF common stock as follows:

VWAP of IFF Common Stock	Common Stock Issued
Equal to or greater than $159.54	0.3134 shares (minimum settlement rate)
Less than $159.54, but greater than $130.25	$50 divided by VWAP
Less than or equal to $130.25	0.3839 shares (maximum settlement rate)

IFF advises the Staff that total shares of IFF common stock to be issued pursuant to the Merger Agreement will equal the number of outstanding shares of IFF common stock on a fully diluted, as-converted and as-exercised basis immediately prior to the effective time of the Merger multiplied by the quotient of 55.4 divided by 44.6. As such, the total number of shares issuable upon settlement of TEUs would be included in the number of outstanding shares of IFF common stock on a fully diluted, as-converted and as-exercised basis.

For the purpose of the Registration Statement, the number of shares issuable upon settlement of TEU was determined based on the 20-day VWAP of one share of IFF common stock on the New York Stock Exchange as of April 30, 2020 as below:

VWAP as of April 30, 2020	$119.38
Common Stock Issued per TEU (as per the table above) (A)	0.3839
Total number of TEUs outstanding (B)	16,500,000
Number of shares issuable upon settlement of TEU (A) x (B)	6,334,350

In Amendment No. 1, the Company has revised its disclosure in Note 6 of the unaudited condensed combined pro forma financial statements of IFF and the Nutrition and Biosciences business (pages 152-154 of Amendment No. 1) to include the above calculation based on the 20-day VWAP of one share of IFF common stock on the New York Stock Exchange as of five business days before the date of filing of Amendment No. 1.

Mr. Tim Buchmiller

June 23, 2020

Critical Accounting Estimates

Goodwill, page 162

14. Please provide the following disclosures for each reporting unit that is at risk of failing the quantitative goodwill impairment test:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit; and

•	A discussion of the degree of uncertainty associated with the key assumptions, including specifics to the extent possible.

•

If you have determined that the estimated fair value substantially exceeds the carrying value of your reporting units, please disclose such determination. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350.

•

Response: The Company acknowledges the Staff’s comment and respectfully submits that after goodwill was allocated to the new reporting units identified through the Second Quarter Segment Realignment, no reporting units were at risk of impairment. We updated the disclosure to include the following sentences within the Critical Accounting Estimates section, under the heading “2019 Annual Goodwill Impairment Testing,” on page 181 of Amendment No. 1.

Subsequent to the Second Quarter Segment Realignment, goodwill was reallocated to the new reporting units on a relative fair value basis. Based on the quantitative impairment analysis performed on the new reporting units effective June 1, 2019, fair value exceeded carrying value of each reporting unit by more than 20%. There were no significant changes in assumptions or other factors which indicated the amount by which fair value exceeded carrying value significantly decreased.

Background of the Transactions, page 172

15.

The disclosure in this section indicates DuPont had financial advisors, but we note that DuPont did not obtain a fairness opinion regarding the proposed Merger. Please revise the disclosure in this section to explain how the DuPont board determined that the Merger is fair to, and in the best interests, of DuPont and its shareholders. Please expand the risk factors to describe the risks of DuPont not obtaining a fairness opinion.

Response: We note the Staff’s comment and respectfully advise the Staff that DuPont has included in the Registration Statement substantial disclosure regarding its reasons for the transactions on pages 226-228. This disclosure (as well as the disclosure regarding the DuPont board meeting to approve the transactions on page 202) states expressly that DuPont’s board of directors unanimously determined, following discussions with DuPont’s senior management, and taking into account the analysis of its financial advisors and third-party consulting firm, that the Merger and the Separation were in the best interest of DuPont and its stockholders and makes clear its reasoning for doing so. We believe these disclosures satisfy the registration statement requirements.

Mr. Tim Buchmiller

June 23, 2020

We note for the Staff that DuPont’s board of directors did receive fairness opinions from its financial advisors in connection with the Transactions. Those opinions, which the Staff knows are not required by SEC rules to be received, were obtained by DuPont’s board of directors in connection with its overall evaluation of a potential transaction with IFF, and were not obtained to assist DuPont’s stockholders in their consideration of the investment decision they may be asked to make in connection with the possible Exchange Offer. The fairness opinions received by DuPont’s board of directors are focused narrowly on whether the consideration to be received for the Nutrition and Biosciences business was fair, and not on the value of the future combined company. As such, we respectfully submit that we believe that the existence and analysis of the fairness opinions would not be material to the investment decision of a DuPont stockholder in the Exchange Offer in light of their limited focus, the extensive disclosure regarding DuPont, IFF and the Nutrition and Biosciences business (including pro forma financial statements) and the disclosure of the unanimous decision by DuPont’s board of directors that the Merger and Separation are in the best interest of DuPont and its stockholders (and the disclosure of various factors underlying that decision).

We respectfully submit further that, given that DuPont stockholders will not vote on the transaction, and will make no investment decision if the Nutrition and Biosciences business is distributed by means of a pro rata spin-off, the only possible investment decision of a DuPont stockholder in connection with the transaction would be the decision as to whether or not to participate in an Exchange Offer if DuPont elects to proceed by a split-off. Should DuPont proceed by a split-off, we respectfully submit to the Staff that the investment decision for DuPont stockholders would be a choice between retaining a share of DuPont (ex the Nutrition and Biosciences business) or obtaining shares of IFF, and that the most material information for a stockholder in connection with such a decision is pro forma financial information with respect to the value of DuPont once it no longer owns the Nutrition and Biosciences business and pro forma financial information with respect to the value of IFF once it is combined with that business. We believe that, once the pro forma financial statements of Remainco are included in the Registration Statement later this year, the Registration Statement will contain pro forma financial information of DuPont and IFF that is consistent with the rules and regulations of the SEC and precedent Reverse Morris Trust Transactions.

Finally, with respect to the approach to disclosure of this fact in the Registration Statement, we respectfully draw the Staff’s attention to the fact that, pursuant to Form S-4, there is no requirement for a party to disclose whether or not it received a fairness opinion. In particular, we note that Item 4(b) of Form S-4 provides only that “If a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report, opinion or appraisal is referred to in the prospectus [Emphasis Added], furnish the same information as would be required by Item 1015(b) of Regulation M-A (229.1015(b) of this chapter).” As such, pursuant to Item 4(b), while opinions were received, because DuPont has not referred to them, no further disclosure is required. Moreover, the Commission made clear its interpretation of how this requirement should be applied in the adopting release for Form S-4 (Release Nos. 33-6578; 34-21982), which provides expressly when describing Item 4(b) “[t]he Item does not require that such a report be obtained or that there be an affirmative statement as to whether one was obtained. The Item applies only where a report was obtained and reference is made to it in the prospectus.” Accordingly, where we have not stated in the Registration Statement that DuPont received a fairness opinion, we respectfully submit that no further disclosure is required because our approach is consistent with the requirements of Form S-4 and the clarifications in the adopting release, which we believe are clear in their instruction that they do not compel the affirmative disclosure of whether or not an opinion was obtained, and further do not compel the disclosure of an opinion if one was obtained, unless otherwise referred to in the prospectus. As noted above, we also do not believe the receipt of the fairness opinions is otherwise material information necessary for DuPont stockholders to make an informed investment decision about the possible Exchange Offer.

Mr. Tim Buchmiller

June 23, 2020

16.

We note the disclosure in the third paragraph on page 174 that from September 10 through September 15, 2019 process letters were delivered to counterparties, including IFF, that had expressed interest regarding a transaction involving the N&B Business and that the process letter outlined the procedures for submitting a non-binding proposal, specifically requesting that parties submit a non-binding proposal for a strategic combination with the N&B Business by way of a Reverse Morris Trust transaction that included a pre-transaction dividend to DuPont. Please revise to disclose whether this transaction structure resulted in disqualifying any potential counterparties.

Response: We have revised the disclosure on the second full paragraph on page 192 of Amendment No. 1 in response to the Staff’s comment.

17.	Refer to the disclosure in the fourth paragraph on page 175. Please disclose the material terms of the non-binding proposal for the N&B Business received from each of Party A and Party B.

Response: We have revised the disclosure on the fifth full paragraph on page 193 of Amendment No. 1 in response to the Staff’s comment.

18.

Refer to the disclosure in the fifth paragraph on page 175. Please expand your disclosure to discuss the reasons DuPont management did not recommend proceeding to the next step in the process with Party B and the board’s consideration of that recommendation. We also note the disclosure in the seventh paragraph on page 175 that around October 11, 2019, representatives of DuPont informed Party B that it would not advance into the second round. Provide additional details regarding DuPont’s reasons for not advancing Party B into the second round. Disclose whether DuPont or Party B indicated any interest in reinitiating the discussions at a future date.

Response: We have revised the disclosure in the last paragraph starting on page 193 of Amendment No. 1 in response to the Staff’s comment.

Mr. Tim Buchmiller

June 23, 2020

19.	Refer to the disclosure in the fifth paragraph on page 177. Please disclose the material terms of the revised proposal from Party B referred to in that paragraph.

Response: We have revised the disclosure in the second full paragraph on page 196 of Amendment No. 1 in response to the Staff’s comment.

20.

Refer to the disclosure in the last paragraph starting on page 177. Please disclose the material terms of the proposal received from each of Party A and Party B and the relative ownership ratio of the combined company implied by the valuation in IFF’s proposal.

Response: We have revised the disclosure in the last paragraph starting on page 196 of Amendment No. 1 in response to the Staff’s comment.

21.

Refer to the disclosure in the second paragraph on page 178. Please expand your disclosure to discuss whether the DuPont board viewed the proposal from Party B as inferior to the proposals from Party A and IFF and if so, the material reasons for such view.

Response: We have revised the disclosure in the second full paragraph on page 197 of Amendment No. 1 in response to the Staff’s comment.

22.

Refer to the disclosure in the sixth paragraph on page 178. Please disclose the relative ownership ratio of the combined company implied by the valuation in IFF’s revised proposal referred to in this paragraph.

Response: We have revised the disclosure in the last paragraph starting on page 197 of Amendment No. 1 in response to the Staff’s comment.

23.	Refer to the disclosure in the third paragraph on page 179. Please disclose the material terms of the revised proposal from Party B referred to in that paragraph.

Response: We have revised the disclosure in the fourth full paragraph of page 198 of Amendment No. 1 in response to the Staff’s comment.

24.

Refer to the disclosure in the last paragraph starting on page 182. Please revise to clarify what consideration the DuPont board gave to the final proposed offer from Party B and the material reasons why that offer was not accepted. Please also revise to disclose the material “key factors” that led the DuPont board to believe that the IFF offer was superior to the offer from Party A.

Response: We have revised the disclosure in the first full paragraph on page 202 of Amendment No. 1 in response to the Staff’s comment.

Mr. Tim Buchmiller

June 23, 2020

Opinion of Greenhill & Co., LLC, page 186

25.	Please include the disclosure required by Item 1015(b)(2) and (3) with respect to Greenhill. Refer to Form S-4 Item 4(b).

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes the disclosure required by Item 1015(b)(2) and (3) with respect to Greenhill was provided on pages 214-215 of the Registration Statement. The Company further advises the Staff that additional disclosure on this topic has been provided on pages 192-193 of Amendment No. 1.

Regulatory Approvals, page 220

26.

We note your disclosure in the last paragraph of this section that completion of the merger is subject to further regulatory approvals. Please update your disclosure for any material remaining regulatory approvals that need to be obtained.

Response: We have revised the disclosure on pages 50 and 240 of Amendment No. 1 in response to the Staff’s comment.

Representations and Warranties, page 225

27.

We note your disclosure that none of the representations and warranties contained in the Merger Agreement will survive the effective time of the Merger. We note also your disclosure on page 255 concerning limitations of warranty with respect to assets being transferred to N&B contained in the Separation Agreement. Please include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and advises the Staff that additional disclosure has been included on pages 64-65 of Amendment No. 1.

U.S. Federal Income Tax Consequences of the Transactions, page 291

28.

Please revise the “Treatment of the Distribution” and “Treatment of the Mergers” sections to more clearly indicate that the material tax consequences disclosed in these sections are the opinion of tax counsel. For example, the disclosure in these sections appear to assume the tax consequences of the transactions that will be contained in the Tax Opinion, but it is not clear that counsel has set forth its opinions as to tax consequences. For further guidance, please refer to Staff Legal Bulletin No. 19.

Response: We have revised the relevant provisions in the “Treatment of the Distribution” and “Treatment of the Mergers” sections to provide that it is anticipated that Skadden will provide an opinion regarding the qualification of the Parent Contribution, the Special Cash Payment and the Distribution, as indicated below:

Mr. Tim Buchmiller

June 23, 2020

Based on the various factual representations and assumptions, as well as certain undertakings, to be made by DuPont, IFF and N&B, it is anticipated that Skadden will render an opinion that the Parent Contribution, taken together with the Special Cash Payment and the Distribution will so qualify. . .(emphasis added)

This revised clause will be further revised as follows before the final filing of this Registration Statement:

Based on the various factual representations and assumptions, as well as certain undertakings, to be made by DuPont, IFF and N&B, it is the opinion of Skadden that the Parent Contribution, taken together with the Special Cash Payment and the Distribution will so qualify. . .(emphasis added).

We note further for the Staff that we expect to file Skadden’s tax opinion as Exhibit 8.1 to this Registration Statement at a later submission once the executed opinion is available.

Note 24 - Segment Information, page F-47

29.

Please revise to remove the Operating EBITDA sub-total you present on page F-49 as this sub-total is not contemplated in ASC 280-10-50-30(b). Further, the amount appear to be a non-GAAP financial measure which Item 10(e)(1)(ii)(C) of Regulation S-K prohibits you from presenting in your financial statements notes.

Response: The Company acknowledges the Staff’s comment and respectfully submits we removed the Operating EBITDA sub-total on page F-66 and will not include this sub-total in future amendments.

Exhibit 99.8, page II-5

30.	We note that the consent is limited to the initial filing of the registration statement. Please file an updated consent as appropriate.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has filed a revised consent as Exhibit 99.8 to Amendment No. 1.

Exhibit Index, page II-5

31.

With respect to your reference to Item 601(b)(2) of Regulation S-K in your last footnote, please tell us if you are redacting information from any of your exhibits. If you are relying on Item 601(a)(5) to omit schedules (or similar attachments) to your exhibits, please revise as appropriate.

Response: In response to the Staff’s comment we have revised the Exhibit Index of Amendment No. 1 and have included a list briefly identifying the contents of all omitted exhibits and schedules in accordance with the requirements of Item 601(a)(5) of Regulation S-K.

Mr. Tim Buchmiller

June 23, 2020

General

32.

It is our understanding that the Exchange Offer will be conducted in reliance on the global relief provided in the CBS Corporation no-action letter (September 26, 2017). To extent that compliance with certain elements of the letter are not readily apparent from disclosure included in the prospectus/offer to exchange, please confirm the Exchange Offer will comply with such elements. For example, please refer to the fourth, sixth and ninth bullet points of the staffs response to the CBS Corporation letter and confirm:

•

that the filing persons will publish any change in the Pricing Mechanism as well as the final exchange ratio (including an announcement whether the upper limit to the exchange ratio is in effect) either in Securities Act Rule 425 filing or in a prospectus, as appropriate, and also include a press release announcing the same in an amendment to the Schedule TO to be filed in connection with the Exchange Offer.

•	DuPont’s view that the trading prices for IFF common stock are an appropriate proxy for the price of N&B common stock.

Response: We confirm that DuPont intends to conduct its exchange offer (if any) in reliance on the global relief provided in the CBS Corporation no-action letter (September 26, 2017) (the “CBS No-Action Letter”). We respectfully submit to the Staff that compliance with the various elements of the CBS No-Action Letter is readily apparent from disclosure included in the Registration Statement. Notwithstanding that fact, in response to the Staff’s comment, we respectfully advise the Staff as follows.

With reference to the fourth and sixth bullet points of the CBS No-Action Letter, we confirm that DuPont will publish any change in the Pricing Mechanism as well as the final exchange ratio (including an announcement whether the upper limit to the exchange ratio is in effect) either in a Securities Act Rule 425 filing or in a prospectus, as appropriate, and confirm that DuPont will also include a press release announcing the same in an amendment to the Schedule TO to be filed in connection with the Exchange Offer. We respectfully advise the Staff that DuPont’s intention to announce any amendment of the Exchange Offer by press release (including, but not limited to, a change in the Pricing Mechanism) is described at the top of page 111 of Amendment No. 1. We further respectfully advise the Staff that DuPont’s intention to publish the final exchange ratio (including an announcement whether the upper limit to the exchange ratio is in effect) is described on pages 11, 12-13, 99 and 100 of Amendment No. 1.

With respect to the ninth bullet point of the CBS No-Action Letter, we confirm that DuPont’s view is that the trading prices for IFF common stock are an appropriate proxy for the price of N&B common stock. We respectfully advise the Staff of the disclosure on

Mr. Tim Buchmiller

June 23, 2020

page 12 of Amendment No. 1 articulating that view. For completeness, we further respectfully advise the Staff of the risk factor on pages 66-67 regarding the risk, notwithstanding DuPont’s view, that trading prices of IFF common stock may not be an appropriate proxy for the prices of N&B common stock.

We hope that the foregoing and the revisions to the Registration Statement have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 735-3743 or by email at Brandon.VanDyke@skadden.com.

Sincerely,

/s/ Brandon Van Dyke Brandon Van Dyke
Partner Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Tara Harkins, Securities and Exchange Commission
Kevin Kuhar, Securities and Exchange Commission
Christine Westbrook, Securities and Exchange Commission
Erik T. Hoover, Nutrition & Biosciences, Inc.
Anne Chwat, International Flavors & Fragrances Inc.
Kyle A. Harris, Cleary Gottlieb Steen & Hamilton LLP